Exhibit 99.(d)(5)

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT made as of December 26, 2018 (the “Effective Date”) by and among Cavanal Hill Funds (the “Trust”), and Cavanal Hill Investment Management, Inc. (the “Adviser”).

WHEREAS, the Trust is an open-end investment company registered under the Investment Company Act of 1940, as amended; and

WHEREAS, pursuant to separate investment advisory agreement, dated May 12, 2001, as amended (the “Advisory Agreement”), the Adviser serves as investment adviser to the Trust, including the Cavanal Hill Mid Cap Core Equity Fund, the Cavanal Hill Strategic Enhanced Yield Fund, the Cavanal Hill Ultra Short Tax-Free Income Fund, and the Moderate Duration Fund, each a series of the Trust (individually referred to as a “Fund” and collectively as “Funds”); and

WHEREAS, the Adviser is willing to provide financial support to each Fund, so that total common expenses for such Fund do not exceed the amounts described herein; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interest of the Funds and their shareholders to maintain the investment advisory fee and expenses of the Funds at a level below the level to which a Fund may legally be subject; and

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.           Expense Limitation. The Adviser hereby agrees to reduce fees payable to it under the Advisory Agreement and/or reimburse certain expenses of the Funds (excluding extraordinary expenses and acquired fund fees and expenses) (“Operating Expenses”) to the extent necessary so that Operating Expenses for each Class of each Fund does not exceed:

●	0.49% plus Class-specific fees for the Moderate Duration Fund

●	1.00% plus Class-specific fees for the Opportunistic Fund

●	0.90% plus Class-specific fees for the World Energy Fund

●	0.35% plus Class-specific fees for the Ultra Short Tax-Free Income Fund

●	0.76% plus Class-specific fees for the Strategic Enhanced Yield Fund

●	0.81% plus Class-specific fees for the Mid Cap Core Equity Fund

2.           Term and Termination. The effective date of this Agreement shall be the Effective Date and shall continue in effect with respect to each Fund until December 28, 2019, and thereafter for successive periods of twelve months; provided, however, either party to this Agreement may, upon at least 90 days written notice prior to the end of the current term, terminate this Agreement as to any one Fund or all Funds.

3.           Entire Agreement; Modification; Amendment. This Agreement constitutes the entire agreement of the parties with respect to its subject matter. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Agreement shall be binding unless in writing and executed by the parties to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the Effective Date.

CAVANAL HILL FUNDS

/s/ James L. Huntzinger
Name: James L. Huntzinger
Title: President

CAVANAL HILL INVESTMENT MANAGEMENT, INC.

/s/ J. Brian Henderson
Name: J. Brian Henderson
Title: President